元気になる赤の本

酵素パワーで体質が変わる！病気が治る！

服部歯科医院院長
服部千春

サラサラの血液になる最新栄養学
病気体質は酵素不足が原因だった
酵素を十分とって寿命を延ばそう

終わりに

私が今まで生きてきた中で、全く違った二つの「死」に出会いました。一つは父の死です。胃ガンの手術を受け、その後、現代医療そのものの治療を受け、病院のベッドでさまざまな管につながれ、意識もなく、ひとり旅立つためのあいさつもできないまま亡くなりました。

もう一つは、42才でなくなった友人の死です。彼女もガンだったのですが、手術を拒否し東洋医学の治療を受け、自宅で美しい空を見ながら最後まで意識を保ちながら、皆に別れの言葉を言い旅立っていきました。

その二つの「死」の大きな違いに、「現代医療とは……」と考えさせられ、また病気を治すことのできない両方の医療に、「病気とは……」と考えざるをえませんでした。

そして、多くの本との出会いや、すばらしい人たちとの出会いが、新しい栄養学、健康のための医学、予防医学、そして食医学という幅広い真の知識を私に与えてくださいました。

分子整合栄養医学を、基礎から講義してくださった分子栄養学研究所の金子雅俊先生、また LBAの開発者で、イリドロジーなど、世界の最先端の知識を常に私たちに教えてくださっているドレーシー・ギブズ氏に心より感謝いたします。

『新・食物養生法』の著者で内科医の鶴見隆史氏には、LBA（生きた血液分析）を通じてさまざまな病気と食事など多岐にわたるご指導をいただき、この本を書くきっかけをも与えていただいたことを深く感謝しております。

平成十二年二月

服部千春

参考文献

『あなたも十歳若返る』 加藤久美子 ごま書房
『「生活習慣病」がわかる本』 日野原重明 ごま書房
『ビタミン・ミネラル革命』 山田豊文 総合法令
『パスツゥール』 ルネ・デュボス 長木・田口・岸田訳 学会出版センター
『今日からあなたもビタミン革命』 マイケル・ジャンソン 大沢博訳 中央アート出版
『栄養・ビタミン療法』 M・レッサー 大沢博訳 ブレーン出版
『活性酸素の話』 永田親義 BLUE BACKS
『キラー・フード』 エドワード・ハウエル 川喜田昭雄監訳 現代書林
『歯槽膿漏』 片山恒夫 朝日新聞社
『食生活と身体の退化』 WESTON・PRICE 片山恒夫訳 豊歯会刊行部
『フィトニクス』 マリリン・ダイアモンド他 松田麻美子訳 読売新聞社
『千島学説入門』 忰山紀一 地湧社
『よみがえる千島学説』 忰山紀一 (株)なずなワールド
『血液と健康の知恵』 千島喜久男 地湧社
『汚れた腸が病気をつくる』 バーナード・ジェンセン 月村澄枝訳 ダイナミックセラーズ出版
『胃腸は語る』 新谷弘実 弘文堂
『新・食物養生法』 鶴見隆史 第三書館
『栄養成分バイブル』 中村丁次 主婦と生活社
『松本英聖・医事論集 第2巻 医学と生命』 松本英聖 技術出版
『酵素反応のしくみ』 藤本大三郎 講談社
『イオンが好きになる本』 米山正信 講談社
『病気を治すには』 野島政男 たま出版
『医学常識はウソだらけ』 三石巌 くれすと社
『老化は腸で止められた』 光岡知足 青春出版社
『ライフスタイル革命』 ハーヴィー・ダイアモンド他 松田麻美子訳 キングベアー出版
『完全なる治癒』 クリストファー・バード著 上野圭一監訳 小谷まさ代訳 徳間書店
『発酵食品礼讃』 小泉武夫 文藝春秋
『IRIDOLOGY』 BERNARD JENSEN,D.C.Ph.D Bernard Jensen,Publisher
『血液は語る』 吉原子登 現代書林